Exhibit 99.8

PCT LTD Reports Progress In Healthcare/Oil & Gas

June 16, 2022 08:40 AM Eastern Daylight Time

LITTLE RIVER, S.C.--(BUSINESS WIRE)--PCT LTD (“PCTL”) (OTC Pink: PCTL), the parent holding company to Paradigm Convergence Technologies Corp., a company focused on acquiring, developing, and providing sustainable, environmentally safe disinfecting, cleaning, and tracking technologies, announced today progress in multiple segments of its business.

Based on recent discussions and commitments, PCT is confident its pipeline will grow quickly. Recent expansion into new geographic markets is anticipated to translate into additional contracts with healthcare facilities. There is active interest from several entities regarding the healthcare business. PCT expects to be able to provide further detail in the coming weeks.

“In order to more rapidly accelerate the monetization of our healthcare contracts, PCTL has formed a new wholly-owned subsidiary, '21st Century Healthcare.' We plan on transferring all healthcare related assets into this new subsidiary creating an entity that invites and allows for direct investment opportunities into the healthcare business. This structure is intended to allow us to focus additional financial resources in this sector which is already gaining long-anticipated momentum. Stockholder value should increase from much faster growth and a stronger balance sheet without additional dilution. They should also benefit from the fact that the individual businesses may be worth far more than the current combined value of the company and we look forward to unlocking this potential,” commented CEO Gary Grieco.

The near-term plan is to create something similar in Oil and Gas allowing us to capitalize on momentum in this sector as well. The recently signed Memorandum of Understanding with LeadGreen Energy Services should allow larger-scale drilling to commence later this month and be completed in July. We fully expect this to lead directly to additional opportunities as we move through the third quarter.